OCCIDENTAL PETROLEUM CORPORATION	10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024
	TELEPHONE	(310) 208-8800
	FACSIMILE	(310) 443-6690

STEPHEN I. CHAZEN

SENIOR EXECUTIVE VICE PRESIDENT

AND

CHIEF FINANCIAL OFFICER

Direct Telephone	(310) 443-6311
Direct Facsimile	(310) 443-6812

June 19, 2007

Via Facsimile and U.S. Mail

Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549-0405

Attention:	Ms. Jill S. Davis Branch Chief Division of Corporation Finance
	Re:	Occidental Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 27, 2007 Response Letter Dated May 3, 2007 File No. 1-09210

Dear Ms. Davis:

The information set forth below is submitted in response to your comments on the referenced filing, as set forth in your June 5, 2007 letter. Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2006 Form 10-K. The numbered paragraph and heading corresponds to the numbered paragraph and heading of your letter.

Occidental Response to SEC Letter Page 2 of 4	June 19, 2007

Engineering Comments

Business and Properties, page 3

Oil and Gas Segment, page 11

1.

We have reviewed your response to comment one of our letter dated April 19, 2007. Item 102 of Regulation S-K requires the disclosure of proved oil and gas reserves, production and interest information on your principal fields. See the Instructions to Item 102 of Regulation S-K. Item 102 does not refer to large geographic locations such as the Permian Basin or Middle East/North Africa.

Response to Comment 1

The company has disclosed information about its assets based, in part, on its understanding and interpretation of the term “individual properties” as described in SFAS No. 19, paragraph 11(a), the Department of Energy definitions that the Staff used in drafting the predecessor to Item 102 and the Staff’s communications with other oil and gas registrants, as well as its determination of which of its assets are of “major significance.”

The company does not believe that any of its properties worldwide are of “major significance.” However, the company has provided additional information based on the way in which it manages its oil and gas assets, generally by location in the United States and by country or by project, as applicable, internationally. The company believes that this disclosure is the most useful information for understanding the company’s business and assets, as viewed and operated by its management. Further, the company believes that at the end of 2006, other than the Elk Hills field and Dolphin, for which the company disclosed reserve information, it did not have any individual field that was of major significance to its oil and gas segment of operations.

Based on the Staff’s comments on this topic, the company proposes to provide more detailed information about its assets. In future filings, the company proposes to provide proved oil and gas reserves for assets for which it discloses production information, with certain exceptions as discussed in the following paragraphs. For example, in the 2006 Form 10-K, proved reserves would have been disclosed for THUMS, Gulf of Mexico, Hugoton, Yemen, Oman, Libya, Pakistan, Argentina and Colombia, in addition to those reserves already disclosed for Elk Hills, Vintage California, the Dolphin project and Russia.

The company’s strategic objective in certain locations is to be a natural consolidator through the acquisition of the interests of others at favorable prices. The company believes that disclosure of reserve information at the field level in these locations could significantly enhance the negotiating positions of the owners of other interests. Further, the company’s interests in these assets comprise many fields, which generally are long-

Occidental Response to SEC Letter Page 3 of 4	June 19, 2007

lived assets with relatively low and stable decline rates. Therefore, asset-wide reserve information for these locations provides more useful and meaningful information to Annual Report users to evaluate the company’s operating strategy and its progress toward its execution.

Certain governments of countries in which the company holds extraction rights regard oil and gas reserves as national natural resources and unfavorably view any suggestion that others “own” such resources. The company believes that disclosure of its reserves in these countries would be viewed as a statement of “ownership” that would greatly harm its relationships. The company believes these countries could provide significant future growth opportunities for its operations. Any deterioration of its relationships with these governments would disadvantage the company in pursuing such future opportunities or adversely affect its existing operations. For these reasons, the company proposes to continue its current practice of disclosing only production information in these countries.

_____________________________________

As you have seen from our response to your comment, we agree that the staff suggestions would enhance our disclosures. We also believe, however, that (i) the referenced filing substantially complies with the requirements of Regulation S-K, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filing was and is fairly stated in all material respects as of the date of such disclosures. Therefore, we respectfully request that the staff permit such disclosures to be made prospectively in Occidental’s future filings, as specifically indicated in this response letter or as further modified after discussion with the staff, rather than by amending the referenced filing.

_____________________________________

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and
•	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Occidental Response to SEC Letter Page 4 of 4	June 19, 2007

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen
Senior Executive Vice President
and Chief Financial Officer